SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)

                              Cellpro, Incorporated
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   151 156 106
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 29, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

                             Exhibit List on Page 9
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 151 156 106                13D          Page 2 of 15 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

      4         SOURCE OF FUNDS*
                         WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                         DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF             7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                              2,180,362
   OWNED BY
     EACH       ----------------------------------------------------------------
  REPORTING
 PERSON WITH
                        8         SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           2,180,362
               ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         2,180,362
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            14.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                         PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 151 156 106                13D          Page 3 of 15 Pages
-------------------------------                ---------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         USA
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               2,180,362
  OWNED BY
    EACH
 REPORTING
PERSON WITH     ----------------------------------------------------------------
                        8         SHARED VOTING POWER

                                           - 0 -
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           2,180,362
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         2,180,362
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             14.9%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 151 156 106                13D          Page 4 of 15 Pages
-------------------------------                ---------------------------------

         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.           Security and Issuer.

                  This statement relates to shares (the "Shares") of the common stock, $.001 par value per share ("Common Stock"), of Cellpro, Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 22215 26th Avenue SE, Bothell, Washington 98021.

Item 2.           Identity and Background.

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II") and Warren G.
Lichtenstein.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person is 150 East 52nd Street, 21st Floor, New York, New York
10022.

                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of microcap companies.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 151 156 106                13D          Page 2 of 15 Pages
-------------------------------                ---------------------------------

                  (f) Mr. Lichtenstein is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 2,180,362 Shares of Common Stock owned by Steel Partners II is $477,172.84. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4.           Purpose of Transaction.

                  On October 28, 1998, the Issuer filed a voluntary petition as debtor and debtor in possession under Chapter 11 of the United States Bankruptcy Code, Case No. 98-13604 in the United States Bankruptcy Court for the Western District of Washington (the "Bankruptcy Court"), Judge Karen Overstreet presiding. On February 19, 1999, the Issuer filed its Plan of Reorganization dated February 19, 1999 and the proposed Disclosure Statement dated as of February 19, 1999 related thereto (the "Original Plan of Reorganization"). On April 29, 1999, the Reporting Persons purchased 2,160,362 shares of Common Stock pursuant to a Stock Purchase Agreement (the "Purchase Agreement") dated as of April 29, 1999 between the Reporting Persons and Corange International Limited and Roche Diagnostics Corporation, formerly known as Boehringer Mannheim
Corporation, a copy of which is attached hereto as Exhibit 2 (Corange International Limited and Roche Diagnostics Corporation are hereinafter collectively referred to as the "Sellers"). Steel Partners II has entered into discussions whereby it would agree to sell back the 2,160,362 shares of Common Stock purchased pursuant to the Purchase Agreement to the Sellers for a period of up to thirty (30) days under certain limited circumstances, however, the exact terms and conditions of such sale to the Sellers has not been determined.

                  The Reporting Persons purchased the Shares of Common Stock based upon the Reporting Persons' belief that the Shares are selling at a discount from their intrinsic value, based upon, among other things, that the Issuer's remaining assets, corporate form and tax attributes.

                  The Reporting Persons oppose the Original Plan of Reorganization because, among other things, the Reporting Persons do not believe that the Original Plan of Reorganization is in the best interests of current stockholders or adequately maximizes the equity value of the Issuer. The Reporting Persons plan to take all steps necessary, in accordance with the rules of the Bankruptcy Code and Delaware law, in order to seek to maximize the equity value of the Issuer and in connection therewith, the Reporting Persons have entered into negotiations with the Issuer and as a result thereof the Issuer has stated to the Bankruptcy Court that

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CUSIP No. 151 156 106                13D          Page 2 of 15 Pages
-------------------------------                ---------------------------------

it will file a Second Amended Plan of Reorganization dated as of May 10, 1999. The Reporting Persons believe that the Second Amended Plan of Reorganization, as proposed, if confirmed and approved under applicable Bankruptcy law, and all conditions thereunder are satisfied, will enhance stockholder value from the Original Plan of Reorganization. It is anticipated that pursuant to the Second
Amended Plan of Reorganization, (i) the number of members of the Board of Directors will increase to eight (8) members through the addition of Warren Lichtenstein, Steven Wolosky and Larry Callahan on the effective date(the "Effective Date"), (ii) the Board of Directors will approve the transaction in which Steel Partners II becomes an "interested stockholder" under Section 203 of the Delaware General Corporate Law and waive the applicability of the Issuer's stockholder rights plan and (iii) the Second Amended Plan of Reorganization can not be modified or amended without the consent of Steel Partners II.

                  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D except as set forth herein, as provided in the Second Amended Plan of Reorganization or such as would occur upon completion of any of the actions discussed above. Steel Partners II intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4.

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 14,633,985 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998.

                  As of the close of business on April 29, 1999, Steel Partners II beneficially owns 2,180,362 Shares of Common Stock, constituting approximately 14.9% of the Shares outstanding. Mr. Lichtenstein beneficially owns 2,180,362 Shares, representing approximately 14.9% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 2,180,362 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. 2,160,362 of such Shares were acquired pursuant to the Purchase Agreement.

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CUSIP No. 151 156 106                13D          Page 7 of 15 Pages
-------------------------------                ---------------------------------

                  (b) By virtue of his positions with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  1.       Joint Filing Agreement.
                  2. Stock Purchase Agreement dated as of April 29, 1999 between Steel Partners II, L.P. and Corange International Limited and Roche Diagnostics Corporation, formerly known as Boehringer Mannheim Corporation.

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CUSIP No. 151 156 106                13D          Page 8 of 15 Pages
-------------------------------                ---------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 10, 1999                  STEEL PARTNERS II, L.P.

                                     By: Steel Partners, L.L.C.
                                         General Partner

                                     By: /s/ Warren G. Lichtenstein
                                         ------------------------------
                                         Warren G. Lichtenstein
                                         Chief Executive Officer


                                     /S/ WARREN G. LICHTENSTEIN
                                     ------------------------------------------
                                     WARREN G. LICHTENSTEIN

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CUSIP No. 151 156 106                13D          Page 9 of 15 Pages
-------------------------------                ---------------------------------


                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days




Shares of Common             Price Per          Date of
      Stock                    Share          Purchase/Sale
Purchased/(Sold)
                             STEEL PARTNERS II, L.P.
      55,000                 .12409              3/2/99
      20,000                 .13000              3/3/99
    (710,847)                .14000             4/29/99
   2,160,362                 .21999             4/29/99







                               WARREN LICHTENSTEIN
                                      None.

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CUSIP No. 151 156 106                13D          Page 10 of 15 Pages
-------------------------------                ---------------------------------


                                  EXHIBIT INDEX


Exhibit                                                                   Page
-------                                                                   ----
1.       Joint Filing Agreement                                            10
2.       Stock Purchase Agreement dated as of                              11
         April 29, 1999 between Steel Partners
         II, L.P. and Corange International
         Limited and Roche Diagnostics
         Corporation, formerly known as
         Boehringer Mannheim Corporation.

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CUSIP No. 151 156 106                13D          Page 11 of 15 Pages
-------------------------------                ---------------------------------

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated April 29, 1999 (including amendments thereto) with respect to the Common Stock of Cellpro, Incorporated. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: May 10, 1999                       STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner


                                          By: /s/ Warren G. Lichtenstein
                                             ----------------------------------
                                             Warren G. Lichtenstein
                                             Chief Executive Officer


                                           /S/ Warren G. Lichtenstein
                                          --------------------------------------
                                          WARREN G. LICHTENSTEIN

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CUSIP No. 151 156 106                13D          Page 12 of 15 Pages
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                            STOCK PURCHASE AGREEMENT


         STOCK PURCHASE AGREEMENT (this "Agreement") dated as of April 29, 1999 between Steel Partners II, L.P., a Delaware limited partnership (the "Buyer"), and Corange International Limited and Roche Diagnostics Corporation, formerly known as Boehringer Mannheim Corporation (collectively, the "Seller").

         In consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

PURCHASE OF STOCK

         On the terms and subject to the conditions set forth herein, Seller shall sell, assign and transfer to Buyer, and Buyer shall purchase from Seller, 2,160,362 shares of common stock (the "Shares") of Cellpro, Incorporated (the "Company") and certain rights thereto at a total purchase price of Four Hundred Seventy-Five Thousand Two Hundred Fifty-One and 4/100 ($475,251.04) Dollars (the "Purchase Price"). Such rights shall include, but not be limited to, all economic benefits thereof and all distributions or dividends obtained through ownership thereof, redemption, consummation of a plan of reorganization, liquidation or otherwise of the Company and all cash, securities, interest, dividends and other property that may be exchanged for, or distributed or collected with respect to any of the foregoing; provided, however, that notwithstanding anything contained herein to the contrary, Seller and Buyer shall equally split on a 50-50 basis any distributions, dividends, cash, securities, interest, dividends and other property that may be paid with respect to any lawsuit or class action involving the Shares.

         Except as provided herein, Buyer shall have the sole authority to exercise all voting and other rights and remedies with respect to the Shares and the ownership thereof. If for any reason Seller is entitled to exercise any such rights (including the right to vote), Seller (i) shall not take any action with respect thereto other than in accordance with the prior written instructions of Buyer, and (ii) shall vote and take such other and further action as required by Buyer in writing. Notwithstanding the foregoing, Seller shall not be required to take any action that may require Seller to incur any expense and Buyer shall indemnify and hold Seller harmless from and against any claim and expense that Seller may incur with respect to any act requested by the Buyer as set forth in the preceding sentence. Seller shall promptly deliver to Buyer all documents, including notices, which Seller may receive in the future with respect to the current Bankruptcy Proceeding. "Bankruptcy Proceeding" means that certain bankruptcy proceeding of Company pending in the United States Bankruptcy Court for the Western District of Washington, Seattle Division captioned In re Cellpro, Incorporated, Case No. 98-13604. Each party shall promptly deliver to the other party all documents, including

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CUSIP No. 151 156 106                13D          Page 13 of 15 Pages
-------------------------------                ---------------------------------


notices, which Buyer may receive with respect to any lawsuit or class action involving the Shares and any distribution regarding such actions.
         The purchase of the Shares (the "Closing") shall occur no later than April 30, 1999, time being of the essence. The purchase of the Shares shall be effected by Seller delivering to Buyer a certificate evidencing the Shares in definitive form, together with stock powers executed to the name of the Buyer with signature guaranteed to Buyer's counsel in escrow against payment of the Purchase Price and shall be released to Buyer after Buyer shall have wired transfer the Purchase Price to an account designated by Seller. The funds shall be wired to Seller at the Chase Manhattan Bank, New York, New York, ABA# 02100021, account no. 323011055 for the account of Roche Diagnostics Corporation.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER

         Seller hereby represents and warrants to Buyer that: (a) Seller is the sole legal and beneficial owner and holder of the Shares and has valid title thereto, free and clear of any liens or other encumbrances; (b) Seller has not, directly or indirectly, pledged, encumbered, assigned, transferred, conveyed, disposed of or terminated, in whole or in part, any of its right, title or interest in and to the Shares, or granted any right to acquire or dispose or vote, such Shares, except to Buyer hereunder; (c) upon the delivery of and payment for the Shares hereunder, Seller will deliver to Buyer valid title thereto, free and clear of all liens or other encumbrances; (d) Seller has full right, power, legal capacity and authority to enter into this Agreement and to transfer and deliver the Shares pursuant to this Agreement; and (e) this Agreement is a valid and binding obligation of Seller enforceable in accordance with its terms.

         Seller acknowledges that the Buyer may possess material non-public information regarding the Company not known to Seller (the "Buyer Excluded Information"). Seller acknowledges that the sale of the Shares to the Buyer is irrevocable and agrees that Buyer shall have no liability to Seller with respect to nondisclosure of Buyer Excluded Information.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF BUYER

         Buyer hereby represents and warrants to Seller that Buyer is a sophisticated purchaser with respect to the Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Shares and has independently and without reliance upon Seller and based on such information as Buyer has deemed appropriate, made its own analysis and decision to enter into this Agreement and that this Agreement is a valid and binding obligation of Seller enforceable in accordance with its terms. Buyer acknowledges that Seller has not made and does not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Buyer has all necessary power and authority to enter into this Agreement.

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CUSIP No. 151 156 106                13D          Page 14 of 15 Pages
-------------------------------                ---------------------------------


         Buyer acknowledges that Seller may possess material non-public information regarding the Company not known to Buyer (the "Seller Excluded Information"). Buyer acknowledges that the purchase of the Shares by Buyer is irrevocable and agrees that Seller shall have no liability to Buyer with respect to non-disclosure of Seller Excluded Information.

         Buyer acknowledges that the Shares may constitute "Restricted Securities" as defined under Rule 144 as promulgated under the Securities Act of 1933, as amended (the "Act"). Buyer is acquiring the Shares for its own account for investment purposes only and not with a view to, or intention of, reselling them or making a distribution thereof within the meaning of the Act, or any applicable state securities laws, and the Shares will not be transferred or disposed of in contravention of the Act or any applicable state securities laws. Buyer intends to purchase the Shares for the account of Buyer and not, in whole or in part, for the account of any other person.

TERMINATION AND CONDITIONS PRECEDENT TO CLOSING

         This Agreement may be terminated at any time prior to the Closing by mutual consent of Seller and Buyer, as evidenced in an agreement in writing signed by Seller and Buyer.

         The respective obligations of the parties to effect the Closing shall be subject to satisfaction or waiver of the following conditions at or prior to the Closing:

         a. The parties shall have complied with all relevant state and federal securities laws;

         b. Buyer's representations, warranties and covenants herein shall be true and correct in all material respects on and as of the date hereof and at and as of the date of Closing, as if made on and as of such date;

         c. Seller's representations, warranties and covenants herein shall be true and correct in all material respects on and as of the date hereof and at and as of such date of Closing, as if made on and as of such date.

MISCELLANEOUS

         The representations, warranties and covenants herein shall survive the purchase and sale of the Shares pursuant to this Agreement.

         This Agreement may not be amended, nor any provision hereof waived, at any time except by an agreement in writing of the parties.

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CUSIP No. 151 156 106                13D          Page 15 of 15 Pages
-------------------------------                ---------------------------------


         This Agreement contains the entire agreement among the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral.

         The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties.

         Neither party may assign any of its rights or obligations under this Agreement to any other person.

         This Agreement shall be construed and the obligations of the parties hereunder shall be determined in accordance with the laws of the State of New Jersey (without regard to any conflict of laws provisions thereof).

         Each of the parties hereto agrees to execute and deliver, or cause to be executed and delivered, all such instruments, and to take all such actions, as the other party may reasonably request in order to effectuate the intent and purpose of, and to carry out the terms of, this Agreement. The parties agree that this Agreement may be executed in counterparts by facsimile signatures to be followed by delivery of an original signature to the other party.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the day and year first above written.


                                          STEEL PARTNERS II, L.P.


                                          By:__________________________________


                                          CORANGE INTERNATIONAL LIMITED


                                          By:__________________________________


                                          ROCHE DIAGNOSTICS CORPORATION


                                          By:__________________________________